DOUBLEDOWN INTERACTIVE CO., LTD.

13F, Gangnam Finance Center

152, Teheran-ro Gangnam-gu

Seoul 06236, Republic of Korea

September 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Priscilla Dao

Jan Woo

Re:	DoubleDown Interactive Co., Ltd.

Registration Statement on Form F-3

File No. 333-267422

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), DoubleDown Interactive Co., Ltd., a foreign private issuer organized under the laws of the Republic of Korea (the “Company”), hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form F-3 (File No. 333-267422) (as amended, the “Registration Statement”), so that such Registration Statement shall become effective at 4:00 p.m., Eastern Time, on Tuesday, September 27, 2022, or as soon thereafter as practicable.

The Company acknowledges the following:

•

should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact our counsel, Barbara A. Jones of Greenberg Traurig, LLP at (310) 586-7773 or by email at jonesb@gtlaw.com. In addition, it would be greatly appreciated if you could please call Ms. Jones to notify her when the Registration Statement has been declared effective.

Very truly yours,

DOUBLEDOWN INTERACTIVE CO., LTD.

By:	/s/ In Keuk Kim
Name: In Keuk Kim
Title: Chief Executive Officer

cc:	Joseph A. Sigrist, Chief Financial Officer, DoubleDown Interactive Co., Ltd.

Barbara A. Jones, Esq., Greenberg Traurig, LLP

Eun Sang Hwang, Esq., Greenberg Traurig, LLP